UNITED STATES

SECURITIES & EXCHANGE COMMISSION

Washington D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

monday.com Ltd.

(Name of Issuer)

Ordinary shares, no par value

(Title of Class of Securities)

M7S64H106

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M7S64H106	13G	Page 2 of 12

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Stripes Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION A Delaware limited liability company.

Number of Shares Beneficially Owned By Each Reporting Person With	5	SOLE VOTING POWER -0- (See Item 4)
	6	SHARED VOTING POWER 2,587,943 ordinary shares (See Item 4)
	7	SOLE DISPOSITIVE POWER -0- (See Item 4)
	8	SHARED DISPOSITIVE POWER -0- (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,587,943 ordinary shares (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.86% (1) (See Item 4)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Based on 44,125,340 ordinary shares issued and outstanding as of June 16, 2021, as reported in the Issuer’s Form 6-K filed with the SEC on June 22, 2021.

CUSIP No. M7S64H106	13G	Page 3 of 12

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Stripes III Offshore AIV, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION A Cayman limited partnership.

Number of Shares Beneficially Owned By Each Reporting Person With	5	SOLE VOTING POWER 862,648 ordinary shares (See Item 4)
	6	SHARED VOTING POWER -0- (See Item 4)
	7	SOLE DISPOSITIVE POWER 862,648 ordinary shares (See Item 4)
	8	SHARED DISPOSITIVE POWER -0- (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 862,648 ordinary shares (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.95% (1) (See Item 4)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	Based on 44,125,340 ordinary shares issued and outstanding as of June 16, 2021, as reported in the Issuer’s Form 6-K filed with the SEC on June 22, 2021.

CUSIP No. M7S64H106	13G	Page 4 of 12

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Stripes IV Offshore AIV, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION A Cayman limited partnership.

Number of Shares Beneficially Owned By Each Reporting Person With	5	SOLE VOTING POWER 1,725,295 ordinary shares (See Item 4)
	6	SHARED VOTING POWER -0- (See Item 4)
	7	SOLE DISPOSITIVE POWER 1,725,295 ordinary shares (See Item 4)
	8	SHARED DISPOSITIVE POWER -0- (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,725,295 ordinary shares (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.91% (1) (See Item 4)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	Based on 44,125,340 ordinary shares issued and outstanding as of June 16, 2021, as reported in the Issuer’s Form 6-K filed with the SEC on June 22, 2021.

CUSIP No. M7S64H106	13G	Page 5 of 12

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Stripes GP III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION A Delaware limited liability company.

Number of Shares Beneficially Owned By Each Reporting Person With	5	SOLE VOTING POWER 862,648 ordinary shares (See Item 4)
	6	SHARED VOTING POWER -0- (See Item 4)
	7	SOLE DISPOSITIVE POWER 862,648 ordinary shares (See Item 4)
	8	SHARED DISPOSITIVE POWER -0- (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 862,648 ordinary shares (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.95% (1) (See Item 4)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Based on 44,125,340 ordinary shares issued and outstanding as of June 16, 2021, as reported in the Issuer’s Form 6-K filed with the SEC on June 22, 2021.

CUSIP No. M7S64H106	13G	Page 6 of 12

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Stripes GP IV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION A Delaware limited liability company.

Number of Shares Beneficially Owned By Each Reporting Person With	5	SOLE VOTING POWER 1,725,295 ordinary shares (See Item 4)
	6	SHARED VOTING POWER -0- (See Item 4)
	7	SOLE DISPOSITIVE POWER 1,725,295 ordinary shares (See Item 4)
	8	SHARED DISPOSITIVE POWER -0- (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,725,295 ordinary shares (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.91% (1) (See Item 4)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Based on 44,125,340 ordinary shares issued and outstanding as of June 16, 2021, as reported in the Issuer’s Form 6-K filed with the SEC on June 22, 2021.

CUSIP No. M7S64H106	13G	Page 7 of 12

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kenneth A. Fox
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

Number of Shares Beneficially Owned By Each Reporting Person With	5	SOLE VOTING POWER 2,587,943 ordinary shares (See Item 4)
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 2,587,943 ordinary shares (See Item 4)
	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,587,943 ordinary shares (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.86% (1) (See Item 4)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Based on 44,125,340 ordinary shares issued and outstanding as of June 16, 2021, as reported in the Issuer’s Form 6-K filed with the SEC on June 22, 2021.

CUSIP No. M7S64H106	13G	Page 8 of 12

Item 1.

(a)	Name of Issuer:

monday.com Ltd. (“Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

34 W. 14th Street

New York, New York, 10011

Item 2.

(a)	Name of Person Filing:

(i) Stripes III Offshore AIV, LP is a Cayman limited partnership (“Stripes III”). Stripes III is controlled by its general partner, Stripes GP III, LLC (“Stripes GP III”), which is controlled by its managing member, Stripes Holdings, LLC (“Stripes Holdings”). Kenneth A. Fox is the managing member of Stripes Holdings and may be deemed to have sole voting and dispositive control over such shares.

(ii) Stripes IV Offshore AIV, LP is a Cayman limited partnership (“Stripes IV”). Stripes IV is controlled by its general partner, Stripes GP IV, LLC (“Stripes GP IV”), which is controlled by its managing member, Stripes Holdings. Kenneth A. Fox is the managing member of Stripes Holdings and may be deemed to have sole voting and dispositive control over such shares.

(iii) Stripes GP III is the general partner of Stripes III and has sole voting and dispositive power over the shares held by Stripes III.

(iv) Stripes GP IV is the general partner of Stripes IV and has sole voting and dispositive power over the shares held by Stripes IV.

(v) Stripes Holdings is the managing member of each of Stripes GP III and Stripes GP IV and has voting power over the shares held by Stripes III and Stripes IV.

(vi) Kenneth A. Fox (together with Stripes III, Stripes IV, Stripes GP III, Stripes GP IV and Stripes Holdings, the “Reporting Persons”) is the managing member of Stripes Holdings, which is the managing member of each of Stripes GP III and Stripes GP IV, which are the general partners of Stripes III and Stripes IV, respectively. Mr. Fox may be deemed to have sole voting and dispositive control over the shares held by Stripes III and Stripes IV.

(b)	Address of Principal Business Office or, if none, Residence:

The principal business office of each of the Reporting Persons is:

c/o Stripes, LLC

402 West 13th St.

New York, NY 10014

CUSIP No. M7S64H106	13G	Page 9 of 12

(c)	Citizenship:

Each of Stripes III and Stripes IV is a Cayman limited partnership. Each of Stripes GP III, Stripes GP IV and Stripes Holdings is a Delaware limited liability company. Kenneth A. Fox is a citizen of the United States.

(d)	Title of Class of Securities:

Ordinary shares, no par value (“Ordinary Shares”), of the Issuer.

(e)	CUSIP Number:

M7S64H106

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C.78o)

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J)

If this statement is filed pursuant to Rule 13d-1(c), check this box.            ☐

Item 4.	Ownership.

CUSIP No. M7S64H106	13G	Page 10 of 12

The following information is provided as of December 31, 2021:

(a)-(c) The responses of the Reporting Persons to Rows 5, 6, 7, 8, 9 and 11 in each of their respective cover pages which relate to the beneficial ownership of the Ordinary Shares of the Issuer, as of December 31, 2021, are incorporated herein by reference. Mr. Fox may be deemed to be the beneficial owner of 2,587,943 Ordinary Shares, consisting of (i) 862,648 Ordinary Shares held by Stripes III and (ii) 1,725,295 Ordinary Shares held by Stripes IV. As general partner of Stripes III, Stripes GP III has sole voting and dispositive power over the shares held by Stripes III. As general partner of Stripes IV, Stripes GP IV has sole voting and dispositive power over the shares held by Stripes IV. As managing member of each of Stripes GP III and Stripes GP IV, Stripes Holdings is deemed to share in the voting power over the shares held by each of Stripes III and Stripes IV. Mr. Fox is the managing member of Stripes Holdings and may be deemed to have sole voting and dispositive control over the shares held by Stripes III and Stripes IV.

Stripes III and Stripes IV acquired Ordinary Shares of the Issuer in several installments between May 24, 2018 and July 27, 2020. The Ordinary Shares were registered in an initial public offering that occurred on June 11, 2021.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

The responses of the Reporting Persons to Items 2(a) and 4 are incorporated herein by reference.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable

Item 8.	Identification and Classification of members of the Group.

The responses of the Reporting Persons to Items 2(a) and 4 are incorporated herein by reference.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

CUSIP No. M7S64H106	13G	Page 11 of 12

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of Stripes III, Stripes IV, Stripes GP III, Stripes GP IV, Stripes Holdings and Kenneth A. Fox certifies that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022 STRIPES III OFFSHORE AIV, LP By: Stripes GP III, LLC; its general partner By: Stripes Holdings, LLC; its managing member

By:	/s/ Kenneth A. Fox
Name:	Kenneth A. Fox
Title:	Member
STRIPES IV OFFSHORE AIV, LP By: Stripes GP IV, LLC; its general partner By: Stripes Holdings, LLC; its managing member

By:	/s/ Kenneth A. Fox
Name:	Kenneth A. Fox
Title:	Member
STRIPES GP III, LLC By: Stripes Holdings, LLC; its managing member

By:	/s/ Kenneth A. Fox
Name:	Kenneth A. Fox
Title:	Member
STRIPES GP IV, LLC By: Stripes Holdings, LLC; its managing member

By:	/s/ Kenneth A. Fox
Name:	Kenneth A. Fox
Title:	Member
STRIPES HOLDINGS, LLC

By:	/s/ Kenneth A. Fox
Name:	Kenneth A. Fox
Title:	Member

/s/ Kenneth A. Fox Kenneth A. Fox